02 DEC 10 AM 10:45

02060919

WashTec
CLEANING TECHNOLOGY

SUPPL

82-4888

SERVICE

All reports of WashTec AG are available in German and English at www.washtec.de.

Contact:

WashTec AG · Argonstr. 7 · D-86153 Augsburg · Germany
Postfach 11 11 69 · D-86147 Augsburg · Germany

Phone: +49 (0) 821 / 55 84 - 0
Fax: +49 (0) 821 / 55 84 - 12 04
washtec@washtec.de - www.washtec.de

dlw 1/10

ESENTATION OF THE NEW SOFTCARE LINE AT AUTOMECHANIKA 2002

to September 30, 2002, the ratio of other operating expenses was reduced from 15.2% in the same period of the previous year to 14.8%. This represents savings of some € 2.1 million and already includes the cost for the participation in the automechanika and IAA Nutzfahrzeuge trade shows in September of this year.

In spite of the 4% increase in union wage rates as of May 2002, personnel expenses remained largely unchanged at € 62.6 million in the first nine months of 2002, compared to € 62.8 million in the same period of the previous year.

OTHER OPERATING EXPENSES

in % of gross performance


16
12
8
4
15,2
14,8
1.1.–30.9. 2001
1.1.–30.9. 2002

Liabilities

At € 95.9 million, liabilities to banks as at September 30, 2002 remained almost constant to the level as at June 30, 2002. The company intends to continue to reduce its short-term liabilities to banks going forward.

Employees

As at September 30, 2002, WashTec employed 1,690 people (1,756 people as per September 30, 2001). The implementation of the restructuring plan for 72 socially acceptable job cuts in the course of the year was largely completed in September.

Capital expenditure

Capital expenditure in the period amounted to approx. € 3.8 million and mainly referred to investments in replacements and maintenance as well as investments for the new WashTec SoftCare product line.

Outlook

Given that WashTec has generated the bulk of its profit in the fourth quarter in past years and especially in view of the favourable development in the third quarter, the company's Executive Board sticks to the sales and earnings forecast published at the end of the second quarter. WashTec will close fiscal 2002 with a balanced result and a

In line with the requirements of the market, WashTec will continue to expand the already broad range of services offered by the Systems Operations segment responsible for the operation, maintenance and servicing of existing or newly installed car washes. Due to the continued trend towards "one-stop shops", this is expected to generate additional sales and earnings growth going forward.

For 2003, WashTec's Executive Board expects a pick-up in capital spending by major petrol companies given that the merger issues of the past two years have meanwhile been resolved.

Executive bodies

Mr. Dietmar W. Mundil retired from the Executive Board of WashTec AG with the expiry of his contract on September 30, 2002. The Supervisory Board of WashTec AG has appointed Mr. Dirk Brunnengräber as member of the Board responsible for Production and Engineering with effect from August 1, 2002. Mr. Mundil will remain available to the company in an advisory position.

Investor relations

In the past months, the Executive Board remained in close contact with investors, analysts and the financial press. In particular, at the two trade fairs in September - automechanika and IAA Nutzfahrzeuge - many investors informed themselves about the company's range of services and its development.

Accounting and valuation principles

The interim report was established to IAS 34 based on the accounting and valuation principles applied to the consolidated financial statements for the year ended December 31, 2001. The interim report has not been audited. No changes to the consolidated entity have occurred since December 31, 2001.

THIRD-QUARTER RESULTS UP ON LAST YEAR

Income Statement September 30, 2002

	Quarter III/2002 1.7.–30.9.2002 €	%	Quarter III/2001 1.7.–30.9.2001 €	%	9 months 1.1.–30.9.2002 €	%	9 months 1.1.–30.9.2001 €	%
Accounting standard	IAS		IAS		IAS		IAS	
Gross performance	59,828,489	100.0%	59,339,377	100.0%	170,699,694	100.0%	180,726,041	100.0%
Raw materials and supplies	25,674,627	42.9%	26,066,237	43.9%	74,013,259	43.4%	76,997,855	42.6%
Gross yield	**34,153,862**	**57.1%**	**33,273,140**	**56.1%**	**96,686,435**	**56.6%**	**103,728,186**	**57.4%**
Personnel expenses	20,449,711	34.2%	20,007,353	33.7%	62,638,579	36.7%	62,754,681	34.7%
Other operating expenses	8,764,210	14.6%	8,820,760	14.9%	25,232,362	14.8%	27,380,338	15.2%
EBITDA	**4,939,941**	**8.3%**	**4,445,027**	**7.5%**	**8,815,494**	**5.2%**	**13,593,167**	**7.5%**
Depreciation of fixed tangible assets	2,038,286	3.4%	2,192,712	3.7%	6,240,954	3.7%	5,993,853	3.3%
Goodwill amortization	825,061	1.4%	815,634	1.4%	2,475,182	1.5%	2,446,902	1.4%
EBIT	**2,076,594**	**3.5%**	**1,436,681**	**2.4%**	**99,358**	**0.0%**	**5,152,412**	**2.9%**
Net financial expenditure	2,077,088	3.5%	1,903,969	3.2%	6,503,107	3.8%	5,619,061	3.1%
Result on ordinary activities	**-494**	**0.0%**	**-467,288**	**-0.8%**	**-6,403,749**	**-3.8%**	**-466,649**	**-0.3%**
Taxes on income and on yield	251,557	0.4%	209,914	0.4%	-1,344,641	-0.8%	908,607	0.5%
Other taxes	96,641	0.2%	28,325	0.0%	411,819	0.2%	187,099	0.1%
Net result for the period	**-348,692**	**-0.6%**	**-705,527**	**-1.2%**	**-5,470,927**	**-3.2%**	**-1,562,355**	**-0.9%**
Result per share (undiluted = diluted)	**-0.05**		**-0.09**		**-0.72**		**-0.21**	

Group Balance Sheet September 30, 2002

ASSETS	30.9.2002 €	31.12.2001 €	EQUITY CAPITAL AND LIABILITIES	30.9.2002 €	31.12.2001 €
Current assets			**Current Liabilities**		
Liquid means	3,122,790	3,814,614	Short-term loans	85,971,878	89,275,128
Trade receivables	59,974,744	67,841,735	Trade liabilities	18,471,040	16,853,098
Inventories	43,644,405	41,966,277	Payment recieved	3,510,808	3,951,017
Deferred items and other assets	3,523,011	7,346,139	Provisions	8,282,751	6,490,800
			Other liabilities	22,103,368	23,971,201
Other	838,736	344,116	Other	1,923,729	2,150,364
Total current assets	**111,103,686**	**121,312,881**	**Total current liabilities**	**140,263,574**	**142,691,608**
Tangible assets	46,384,052	49,934,423	Long-term loans and liabilities	47,570,452	53,090,092
Intangible assets	48,194,782	49,104,514	Long-term provisions	10,122,473	10,122,473
Financial assets	99,933	524,142	Other	154,666	154,666
Latent tax	26,687,517	25,185,051			
Other	0	63,704	Minority shares	-12,896	-12,896
			Equity capital		

Group Cash Flow Statement September 30, 2002

Business activity:	I.–III. Quarter 2002 1.1.–30.9.2002 € IAS	I.–III. Quarter 2001 1.1.–30.9.2001 € IAS
Net result for the period	**-5,470,927**	**-1,562,355**
Non-cash expenses and income:		
- Amortization of fixed intangible assets and depreciation of fixed tangible assets	6,240,954	5,993,853
- Goodwill amortization	2,475,182	2,446,902
- Latent tax proceeds (previous year: expense)	-1,502,461	621,497
Cash Flow from current operations	**1,742,748**	**7,499,897**
Inflow of funds from decrease in net working capital (previous year: Outflow of funds from increase in net working capital)	**10,456,291**	**-13,583,516**
Inflow of funds from current operations (previous year: Outflow of funds from current operations)	**12,199,039**	**-6,083,619**
Outflow of funds from investment activities	**-3,831,824**	**-2,238,183**
Outflow of funds from dividend payments	-760,000	-2,370,349
Outflow of funds from long-term loans	-5,519,640	-805,629
Outflow of funds from financing activities	**-6,279,640**	**-3,175,978**
Exchange rate-related changes in value	523,850	-279,212
Net-Cash Flow I.-III. Quarter 2002/2001	**2,611,425**	**-11,776,992**

Development of Equity

In € '000	Subscribed capital	Capital reserves	Net profit	Equalization item	**Total**
As at January 1, 2001	**19,429**	**27,954**	**-7,803**	**999**	**40,579**
Dividend for previous year			-2,370		-2,370
Profit for the year 2001			1,606		1,606
Capital increase	571	-571			0
Currency changes				264	264
	20,000	**27,383**	**-8,567**	**1,263**	**40,079**
As at December 31, 2001					
Net loss for the period I.-III. Quarter 2002			-5,471		-5,471
Dividend for previous year			-760		-760
Currency changes				524	524
As at September 30, 2002	**20,000**	**27,383**	**-14,798**	**1,787**	**34,372**

WASHTEC AG'S INNOVATION LEADERSHIP CONFIRMED: SUCCESSFUL

Infobox: Key figures

In € millions	30.9. 2002 IAS	30.9. 2001 IAS
Gross performance	170.7	180.7
EBITDA	8.8	13.6
EBIT	0.1	5.2
Result for the period	-5.5	-1.6
Net cash flow	2.6	-11.8
Employees as at September 30	1,690	1,756
Earnings per share in €	-0.72	-0.21

Business development

WashTec AG's business development remained unsatisfactory in the period from January 1 to September 30, 2002, being characterized by spending restraint on the part of the German petrol companies felt in particular in the first half of the year. While results in the first two quarters were down on last year, WashTec's sales stabilized at the previous year's level in the third quarter even though the market environment remained difficult. Earnings of the third quarter were up on the same quarter of the previous year and clearly exceeded the results of the first two quarters of the current fiscal year.

According to WashTec's Executive Board, the car wash market showed first signs of a gradual recovery at automechanika (September 17 - 22, 2002). As expected, the world's most important trade fair for garage and petrol station equipment provided important stimulus for the future development of the market. At the trade fair, WashTec unveiled its new SoftCare product line. Developed under the company's best-practice policy, the new portal washes combine all advantages of the former California Kleindienst and Wesumat product families. This new generation of car washes completes the merger-related consolidation of the product portfolio. WashTec's new SoftCare Intro and SoftCare Pro machines met with a positive response throughout. The presentation and introduction of these two car washes marked another milestone in the company's history.

In addition to the gratifying development of its core business, WashTec's train wash division reported a particular success in the third quarter. WashTec has won the biggest ever single order worth GBP 1.7 million for its Controlled Emission Toilet (CET system) from Britain's Amec Capital Projects. By 2004, the South Central Train Operating Company, Great Britain, will install the computer-controlled system for the automatic cleaning of train toilet tanks at a total of six locations.

In contrast to the general market trend, the systems operations of WESURENT Car Wash Marketing GmbH, a WashTec subsidiary, continued to deliver a very gratifying performance.

Sales

Despite the favourable business development in the third quarter and signs of a recovery of the car wash market, the decline in the first half of the year could not be offset. In the first nine months of 2002, total sales amounted to € 170.7 million (previous year: € 180.7 million).

Ongoing merger activity resulted in spending restraint on the part of the German petrol companies. Given that the relevant decisions for the completion of the mergers have meanwhile been concluded, WashTec expects capital spending by the petrol industry to pick up in 2003. Sales in the Italian and Scandinavian markets developed favourably.

The Systems Operations segment posted sales of approx. € 4 million in the first nine months of the year, up some 37 % on the same period of the previous year.

As at September 30, 2002, order backlog were up 3 % to € 41.9 million, after € 40.6 million at the end of the second quarter.


Euro million
GROSS PERFORMANCE
180
150
120
90
60
30
1.1.–30.9. 2001
1.1.–30.9. 2002

Earnings

Due to the sales decline in the first six months of the year as well as the high percentage of low-margin tender business during this period, earnings in the first nine months of 2002 fell short of the previous year's level in spite of the successful third quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) to IAS amounted to € 8.8 million in the period from January 1 to September 30, 2002, after € 13.6 million in the same period of the previous year. Of this amount, some 71 % (previous year: 97 %) were accounted for by Cleaning Technology and some 29 % (previous year: 3 %) by System Operations. Third-quarter EBITDA was up 11 % on the same quarter of the previous year and amounted to € 4.9 million. Net of depreciation and amortization of € 8.7 million (previous year: € 8.4 million), earnings before interest and taxes (EBIT) stood at € 0.1 million in the first three quarters of 2002 (previous year: € 5.2 million). Third-quarter EBIT came to € 2.1 million, after € 1.4 million last year. This represents an increase of 45 %.

The financial result amounted to € -6.5 million in the first nine months of the year (previous year: € -5.6 million). The result for the period stood at € -5.5 million (previous year: € -1.6 million).

Earnings per share came to € -0.72 (previous year: € -0.21).

Expenses

In the first nine months of 2002, the total cost of materials declined

WashTec
CLEANING TECHNOLOGY



INTERIM REPORT ON THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30, 2002

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

SEC
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington D. C. 20549
Mail Stop 0302

USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: November 28, 2002

File Nr. 82 4888

Dear Sirs,

Please find enclosed a copy of our interim report for the period from January 1, 2002 to September 30, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

SEC
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington D. C. 20549
Mail Stop 0302

USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: November 28, 2002

Copy

File Nr. 82 4888

Dear Sirs,

Please find enclosed a copy of our interim report for the period from January 1, 2002 to September 30, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

K. Kalb

Karoline Kalb